02 JUN 27 AM 11:23

June 26, 2002

02042211

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

PROCESS
JUL 01 200
THOMSON
FINANCIAL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

Translation of Extract from Kobe Steel, Ltd.'s Securities Report for the 149th Business Term (April 1, 2001 - March 31, 2002)

Notice of Resolution of the 149th ordinary general meeting of Shareholders

Thank you for your assistance in handling it as required.

Sincerely yours,

dlw 6/28

T. Kurauchi

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

.TRANSLATION OF EXTRACT FROM KOBE STEEL, LTD.'S SECURITIES REPORT FOR THE 149TH BUSINESS TERM

(April 1, 2001 - March 31, 2002)

Matters Concerning Shares

(1) Distribution among Shareholders

Category		Number of Shareholders	Number of Shareholders	
				Percentage
Distribution of Shares (1,000 Shares are adopted as one unit of shares)	Government and Local Public Bodies	1	(Units) 2	(%) 0.00
	Financial Institutions	169	1,098,650	38.65
	Securities Companies	96	19,214	0.68
	Other Corporations	1,979	511,024	17.97
	Foreign Corporations and Others (Individuals Only)	264 (46)	76,555 (154)	2.69 (0.01)
	Individuals and Others	198,032	1,137,446	40.01
	TOTAL	200,541	2,842,891	100
Distribution of Shares Constituting Less Than One Unit			(Shares) 24,658,861	

Note : 1. Of the 219,348 shares held by the Company, 219 units are recorded in "Individuals and Others" and 348 shares are recorded on "Distribution of Shares Constituting Less Than One Unit". While the shareholders' list records the Company as holding 219,348 shares, the actual number of shares held by the Company is 131,348.

2. Of the 3,471,300 shares held under the name of Japan Securities Depository Center, 3,471 units are recorded in "Other corporations" and 300 shares are recorded in "Distribution of Shares Constituting Less Than One Unit".

(2) Principal Shareholders

Name	Address	Number of Shares Held	Percentage of Shares Hold
		(Thousands of Shares)	(%)
Nippon Life Insurance Company	2-2, Yurakucho 1-chome Chiyoda-ku, Tokyo	169,175	5.90
The Dai-Ichi Kangyo Bank, Limited	1-5, Uchisaiwaicho 1-chome Chiyoda-ku, Tokyo	104,681	3.65
UFJ Bank Limited	21-24, Nishiki 3-chome Naka-ku, Nagoya	104,503	3.64
Sumitomo Mitsui Banking Corporation	1-2, Yurakucho 1-chome Chiyoda-ku, Tokyo	85,265	2.97
The Mitsubishi Trust and Banking Corporation	11-1, Nagatacho 2-chome Chiyoda-ku, Tokyo	76,238	2.66
Nissho Iwai Corporation	3-1, Daiba 2-chome Minato-ku, Tokyo	73,437	2.56
The Yasuda Trust and Banking Company, Limited	2-1, Yaesu 1-chome Chuo-ku, Tokyo	66,458	2.32
Employee Share Ownership Trust	3-18, Wakinohamacho 1-chome Chuo-ku, Kobe	63,383	2.21
The Industrial Bank of Japan, Limited	3-3, Marunouchi 1-chome Chiyoda-ku, Tokyo	49,447	1.73
The Mitsubishi Trust and Banking Corporation (partition of trust property)	11-1, Nagatacho 2-chome Chiyoda-ku, Tokyo	35,475	1.24
TOTAL		828,062	28.88

(3) Distribution of Voting Rights

Shares Issued the Company			
Number of Non-voting Shares		—	Shares
Number of Voting Shares	Shares Held by the Company and Others	48,495,000	Shares
	Others	2,794,396,000	Shares
Shares Constituting Less Than One Unit		24,658,861	Shares

Note : Of the 3,471,300 shares held under the name of Japan Securities Depository Center, 3,471,000 shares are recorded in "Others" and 300 shares are recorded in "Shares Constituting Less Than One Unit".

Directors and corporate Auditors

Positions	Name	Number of Shares of the Company Owned
Chairman of the Board (Representative Director)	Masahiro Kumamoto	203,560
Vice President (Representative Director)	Koshi Mizukoshi	165,000
Executive Vice President (Representative Director)	Tsuguto Moriwaki	93,500
Executive Vice President (Representative Director)	Yasuo Inubushi	93,000
Director	Hiroshi Sato	97,000
Director	Toru Asaoka	48,000
Director	Takashi Matsutani	39,000
Corporate Auditor (Full-time)	Hirokatsu Yokoyama	87,729
Corporate Auditor (Full-time)	Katsuyuki Matsumoto	30,660
Corporate Auditor	Shigetake Ogata	7,000
Corporate Auditor	Taku Morota	17,000
TOTAL	13 Individuals	881,449

Note : Corporate auditors Messrs., Katsuyuki Matsumoto, Shigetake Ogata and Taku Morota are the outside corporate auditors stipulated in the provision of Article 18, paragraph 1 of the Law for Special Exceptions to the Japanese Commercial Code concerning Audit, etc., of Kabushiki Kaisha.

- TRANSLATION -

June 26, 2002

To: Shareholders

Koshi Mizukoshi
President and
Representative Director

Kobe Steel, Ltd.
10-26, Wakinohamacho 2-chome
Chuo-ku, Kobe

NOTICE OF RESOLUTIONS OF THE 149TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the following report was made and resolutions were passed at the 149th Ordinary General Meeting of Shareholders.

Particulars

Matters Reported: Report on the balance sheet as of March 31, 2002, the business report, and the statement of income for the 149th business term (the year beginning April 1, 2001 and ending March 31, 2002, also known as fiscal 2001).

The contents of the above financial statements were reported.

Matters Resolved:

First Item: Approval of proposal for disposition of deficit for the 149th business term (FY2001)

This proposal was approved and resolved as originally proposed.

Second Item: Amendment of Articles of Incorporation

This proposal was approved and resolved as originally proposed.
The summary of the amendment is stated below.

1. It was approved and resolved that some purposes of business of the Company be added for further development of business in future.

(Underline indicate the amended part)

Before amended Articles of Incorporation	Newly amended Articles of Incorporation
Sale, brokering and leasing of real estate; and planning, execution, and management related to local development.	Sale, brokering, leasing, management and security service of real estate; and planning, execution, and management related to local development.
(newly provided)	Treatment and reclamation of industrial waste and other wastes.

2. It was approved and resolved that Articles of Incorporation be amended in accordance with revision of Japanese Commercial Law with regard to allowance of treasury stock, abolition of controls on par value share and establishment of a new unit-stock system, establishment of stock option system, introduction of paper-less electronic registration system for commercial papers and extension of term of Corporate Auditors, etc.

Third Item: Election of seven (7) directors upon the occasion of the expiration of the terms of all directors

With respect to this proposal, Messrs. Masahiro Kumamoto, Koshi Mizukoshi, Hiroshi Sato, Toru Asaoka, Tsuguto Moriwaki, Yasuo Inubushi and Takashi Matsutani the seven (7) candidates, were elected as directors and assumed their positions.

Fourth Item: Granting of retirement gratuities to retiring directors

In appreciation of their distinguished service, it was approved and resolved that Messrs. Osamu Takata, Noriyoshi Mitsutake and Yasuaki Hirata the three (3) directors whose term of office expired at the closing of this Ordinary General Meeting of Shareholders, be granted retirement gratuities within a reasonable amount in accordance with the established standards of the Company. Moreover, it was approved and resolved that determination of the actual amount, time, and method of presentation be left to the Board of directors in relation to retiring directors.

End

At the meeting of the Board of directors held after the close of the 149th Ordinary General Meeting of Shareholders, the following directors were elected and assumed their offices.

Chairman of the Board (Representative Director)	Masahiro Kumamoto
President (Representative Director)	Koshi Mizikoshi
Vice President (Representative Director)	Tsuguto Moriwaki
Vice President (Representative Director)	Yasuo Inubushi